SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Adopts GPS Landing System for its Latest Generation Fleet

As of January 2010, GOL’s aircraft will be able to take off and land with even more precision, reducing operating costs and CO2 emissions

São Paulo, December 1, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low cost and low fare airline in Latin America, hereby announces that as of January 2010, its aircraft will be equipped with sensors to enable the use of the GPS Landing System, an innovative landing and takeoff system, as well as Vertical Situation Display, a sophisticated tool for determining the aircraft’s position in relation to the ground.

The GPS Landing System enables with more accurate and safer, the plotting of curved segments in a single procedure, thereby permitting continuous ascent or descent.

“This type of navigation reduces fuel consumption and the emission of environmentally harmful gases by up to 15% in these flight stages,” declared GOL’s Technical Vice-President Fernando Rockert de Magalhães. “We are anticipating a global trend which will become the dominant technology in the near future.”

“The GPS Landing System reduces fuel consumption and the emission of environmentally harmful gases.”

GOL’s aircraft will also be equipped with Vertical Situation Display, which will allow pilots to accurately identify, from the cockpit, information on ground relief and obstacles. This equipment further enhances safety, by providing an addition tool for monitoring the position of the aircraft in relation to the ground.

It also permits more efficient landing planning, reducing landing component wear and tear and, consequently, future maintenance expenses.

About GOL Linhas Aéreas Inteligentes S.A

CONTACT:
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market

Investor Relations
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest
Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. .

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 01, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.